Exhibit 99.1

Puxin Appoints New Independent Director

BEIJING, February 19, 2019 /PRNewswire/ -- Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced the appointment of Dr. Neng Wang as an independent director, effective February 2, 2019. Dr. Wang will serve as a member of the Nominating and Corporate Governance Committee of the Board of Directors (“the Board”).

Dr. Wang currently serves as Chong Khoon Lin Professor of Real Estate and Finance at Columbia Business School. He is also the Honorary Dean and Academic Director of the School of Finance, Shanghai University of Finance and Economics (SUFE), and a Research Associate at the National Bureau of Economic Research (NBER). He is a recipient of the "Thousand Talents" Program, one of the most prestigious awards granted by the Chinese government. Prior to joining Columbia University, Dr. Wang taught at the Simon School of Business, University of Rochester and was a visiting professor at Kellogg School of Management, Northwestern University. He was also a special-term professor at Cheung Kong Graduate School of Business (CKGSB), Guanghua School of Management at Peking University, Shanghai Advanced Institute of Finance (SAIF) at Shanghai Jiaotong University (SJTU), and the School of Economics, Zhejiang University. Dr. Wang received B.S. in Physical Chemistry from Nanjing University, China in 1992, M.S. in Chemistry from California Institute of Technology (Caltech) in 1995, M.A. in International Relations and Pacific Studies from University of California, San Diego (UCSD) in 1997, and PhD in Finance from the Graduate School of Business at Stanford University in 2002.

Dr. Wang replaces Ms. Xiaoxiao Liu, who has served as a director since 2018 and an independent director on the Board since the initial public offering of the Company. Ms. Liu resigned from that position concurrently with Dr. Wang’s appointment due to personal reasons.

“I’d like to warmly welcome Neng to the Board,” commented Mr. Yunlong Sha, Chairman and Chief Executive Officer of Puxin. “Neng’s extensive experience and expertise in corporate finance, investor protection, private equity, real estate, and household finance will make a valuable addition to the Board. I look forward to working closely with him as we continue to leverage our ability to rapidly integrate and improve the operations and management of acquired schools to consolidate China’s after-school education industry. I’d also like to thank Xiaoxiao for her service over the past year and wish her all the best in her future endeavors.”

About Puxin Limited

Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China.

For more information, please contact:

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com